June 30, 2010

Kathleen M. Long, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: Nuveen Senior Income Fund
        File Numbers: 333-167328, 811-9571

Dear Ms. Long:

        We have reviewed the registration statement for the fund named above, filed on
Form N-2 on June 4, 2010. The filing is made for the purpose of registering additional
Common Shares for an offering under Rule 415 under the 1933 Act. In accordance with
Investment Company Act Release No. 13768 (February 15, 1984), we have decided to
selectively review the registration statement. The following are our comments.

Prospectus

Cover Page

        1.   Disclose on the cover page that the Fund currently intends to distribute
shares offered pursuant to this prospectus primarily through at-the-market transactions
and, to the extent shares are distributed other than through at-the-market transactions, that
the Fund will file a supplement to this prospectus.

        2.   Disclose on the cover page that the shares will be sold at market prices
subject to a minimum price that will not be less than the current net asset value per share
plus the per share amount of the commission paid to the underwriter. Disclose also that
the Fund and the underwriter will suspend the sale of shares if the per share price of the
shares is less than the minimum price.

Statement of Additional Information

CERTAIN PROVISIONS IN THE DECLARATION TRUST

3.   The disclosure states that a vote of at least two-thirds of the common and preferred shares, voting together as a single class, are required to authorize a conversion of the Fund from a closed-end to open-end status and to approve a plan of reorganization. Please explain to the staff in your response letter how this can be consistent with the simple majority vote required by Sections 13(a)(1) and 2(a)(42) of the 19 40 Act, in the case of conversion, and Section 11(b), in the case of a plan of reorganization.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel